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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                             --------------------------------
                                                                                OMB APPROVAL
                                  FORM N-17f-2                                  --------------------------------
                                                                                OMB Number:        3235-0360
               Certificate of Accounting of Securities and Similar              Expires:
                          Investments in the Custody of                         Estimated average burden
                         Management Investment Companies                        hours per response . . . .0.05
                                                                                --------------------------------
                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1.  Investment Company Act File Number:                                               Date examination completed:
      811-0-9987                                                                            October 2, 1998
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2.  State identification Number:
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AL                    AK                   AZ                    AR                   CA                   CO
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CT                    DE                   DC                    FL                   GA                   HI
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ID                    IL                   IN                    IA                   KS                   KY
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LA                    ME                   MD                    MA                   MI                   MN
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MS                    MO                   MT                    NE                   NV                   NH
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NJ                    NM                   NY                    NC                   ND                   OH
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OK                    OR                   PA                    RI                   SC                   SD
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TN                    TX                   UT                    VT                   VA                   WA
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WV                    WI                   WY                    PUERTO RICO
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Other (specify):
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3.     Exact name of investment company as specified in registration  statement:
       GLOBUS GROWTH GROUP, INC.
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4.     Name under which business is conducted,  if different from above:
       44 WEST 24TH STREET, NEW YORK, NY 10010
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17f-2
UNDER THE INVESTMENT COMPANY ACT OF 1940

Board of Directors
Globus Growth Group, Inc.
New York, New York


We have examined the investment accounts of Globus Growth Group, Inc. shown by their books and records as of October 2, 1998 and for the period from the date of our last similar examination on February 28, 1998 to October 2, 1998. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on October 2, 1998 shown by the books and records audited by us, which we counted and inspected, were located in the vault of Citibank, 717 Avenue of the Americas, New York, New York 10010, except for securities as to which we obtained confirmation from the custodians.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investment accounts referred to above and does not extend to any financial statements of Globus Growth Group, Inc., taken as a whole.


/s/ RICHARD A. EISNER & COMPANY, LLP


New York, New York
October 2, 1998